FILE NO. 70-09541

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                    FORM U-1
                        APPLICATION/DECLARATION UNDER THE
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

      WITH RESPECT TO THE PAYMENT OF DIVIDENDS, SHARE REPURCHASES AND SHARE
        ISSUANCES IN CONNECTION WITH RESTRUCTURING BY NORTHEAST UTILITIES
                            AND CERTAIN SUBSIDIARIES

Northeast Utilities
Western Massachusetts Electric Company
174 Brush Hill Avenue
West Springfield, MA 01090

The Connecticut Light and Power Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Services Company
Select Energy, Inc.
Select Energy Portland
Pipeline, Inc.
107 Selden Street
Berlin, CT 06037

Public Service Company of New Hampshire
North Atlantic Energy Corporation
1000 Elm Street
Manchester, NH 03015

HEC Inc.
Select Energy Contracting, Inc.
24 Prime Parkway
Natick, MA 01760

Reeds Ferry Supply Co., Inc.
605 Front Street
Manchester, NH 03102

HEC Energy Consulting Canada Inc.
242 Simcoe Street
Niagara on the Lake
Ontario, Canada LOS1J0

Holyoke Water Power Company
Holyoke Power and Electric Company
One Canal Street
Holyoke, MA 01040

          (Names of companies filing this statement and addresses of principal executive offices)

                                 NORTHEAST UTILITIES
                     (Name of top registered holding company)
                                 Cheryl W. Grise
               Senior Vice President, Secretary and General Counsel
                        Northeast Utilities Service Company
                                 107 Selden Street
                                 Berlin, CT 06037
                      (Name and address of agent for service)

         The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

David R. McHale
Vice President and Treasurer
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037


The Application/Declaration in this File is hereby amended by the filing of the following exhibits:

(a)   Exhibits

      F.  Opinion of Counsel

      G.  Financial Data Schedules

(b)   Financial Statements

      1.  Northeast Utilities and Subsidiaries (consolidated)

          1.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          1.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      2.  Northeast Utilities (parent company only).

          2.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      3.  The Connecticut Light and Power Company

          3.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      4.  Public Service Company of New Hampshire

          4.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          4.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      5.  Western Massachusetts Electric Company

          5.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          5.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      6.  North Atlantic Energy Corporation

          6.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

          6.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.




                                       SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
WESTERN MASSACHUSETTS ELECTRIC COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
SELECT ENERGY, INC.
HOLYOKE WATER POWER COMPANY
HOLYOKE POWER AND ELECTRIC COMPANY
SELECT ENERGY PORTLAND PIPELINE, INC.


By:
/s/ David R. McHale
Vice President and Treasurer

Date:  September 15, 1999

HEC INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
HEC ENERGY CONSULTING CANADA, INC.


By:
/s/ David R. McHale
Assistant Treasurer
Date:  September 15, 1999


THE CONNECTICUT LIGHT AND POWER COMPANY


By:
/s/ Randy A. Shoop
Treasurer

Date:  September 15, 1999